SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

______________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CARTER VALIDUS MISSION CRITICAL REIT, INC.

(Name of Subject Company)

Everest REIT Investors I, LLC (offeror)

Everest REIT Investors II, LLC (offeror)

(Filing Persons)

Shares of Common Stock

(Title of Class of Securities)

None known

(CUSIP Number of Class of Securities)

Christopher K. Davis

Everest REIT Properties, LLC

199 S. Los Robles Ave., Suite 200

Pasadena, CA 91101

Telephone (626) 585-5920

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation: $74,600,000(1)                     Amount of Filing Fee: $9,287.70

(1)Assumes the purchase of 9,325,000 Shares at the original cash price per Share.

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  $9,287.70Filing party:  Everest REIT Investors I, LLC

Form or registration no.:  SC TO-TDate filed:    December 11, 2017

[ ]Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.

[ ]issuer tender offer subject to Rule 13e-4.

[ ]going-private transaction subject to Rule 13e-3.

[ ]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (“Statement”) relating to the offer (the "Offer") by EVEREST REIT INVESTORS I, LLC and EVEREST REIT INVESTORS II, LLC (collectively, the "Purchaser") to purchase up to 9,325,000 shares of common stock (the "Shares") in Carter Validus Mission Critical REIT, Inc. (the “Corporation”), the subject company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 11, 2017  (the "Offer to Purchase") and the related Transfer Agreement. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

ITEM 4.TERMS OF THE TRANSACTION

The Offer Price for the Shares is hereby decreased to $7.25 per Share (the “Offer Price”). All references to the Offer Price in the Offer are hereby amended accordingly. All references in the Offer to $74,600,000 of funds necessary to purchase 9,325,000 Shares are hereby amended to $67,606,250.

The Cash Price per Share referenced in the Transfer Agreement is hereby amended to $7.25. Shares tendered using any form of Transfer Agreement will receive the amended Cash Price per Share of $7.25.

All references in the Offer to the Corporation’s estimated value of $10.02 per Share as of September 30, 2016 are hereby amended to $9.26 per Share as of September 30, 2017.

The Offer, withdrawal rights and proration period will expire at 9:00 p.m., Pacific Time, on February 2, 2018, unless the Offer is extended. All references to the Expiration Date in the Offer are hereby amended accordingly.

ITEM 12.EXHIBITS.

(a)(7)   Form of Notification of Price Change to $7.25 per Share, dated January 22, 2018

(a)(8)   Press Release dated January 22, 2018

(a)(9)   Advertisement in Investor’s Business Daily

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2018

EVEREST REIT INVESTORS I, LLC

By:/S/ DAVID I. LESSER

David I. Lesser

President

EVEREST REIT INVESTORS II, LLC

By:/S/ DAVID I. LESSER

David I. Lesser

President